Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This post was made to AMR Corporation’s intranet on February 18, 2013.

Good morning from a beautiful and crisp Miami morning.

We had an incredible week, to say the least. Our company announced its intent to merge with US Airways. This is exciting news as we are focused on creating a premier global carrier. The proposed combined company will maintain the iconic American Airlines brand and will have the breadth, scale and capabilities to compete more effectively and profitably in the global marketplace. It is great news for both companies, and great news for both company’s employees and customers. There is a lot of work ahead of us over the next couple of years as we begin the process of achieving United States regulatory approval, which we believe will occur in our third quarter. We will begin by assigning integration planning teams from both airlines. We will also need court approval as we continue to operate under chapter 11 protection. It is very important to note that we are restricted in what we can and cannot say and do until we get these approvals, which are a prerequisite to close the merger deal. It is also very important that we continue to remain competitors with US Airways until an anticipated merger closure.

I spent some time with a colleague from US Airways last week as we did some joint press interviews. Her name is Madeleine Gray, VP Business Technology Delivery, based in Phoenix. Madeleine is a delightful woman, who is bright and has a great sense of humor. I also had met a few other senior leaders from US Airways recently and found them to be bright, personable and focused on making their company a great place for good people, just like us.

On the AA side we continue to work towards our own goals of fortifying MCLA as the premier franchise operating into Latin America and the Caribbean. We will achieve this by continuing to expand our schedule, drive more revenues for our company, upgrade our customer facing products and services and making our division a great place to work. We closed out 2012 by achieving record results in our revenue production. This was achieved by capacity additions as well as improved unit revenue in certain regions. We have not yet finalized our 2013 MCLA network additions, but rest assured we will remain aggressive in a calculated sense, looking for opportunities to either expand service to existing cities, or as previously mentioned, adding service to new cities such as PTP, FDF, CWB and POA. We have also begun work capitalizing on our codeshare deals with LAN Colombia and TAM in Brazil. This work is congruent with our strategy of enhancing our own organic (internal) growth with partnerships and alliances.

There is a whole lot going on, with a great year ahead of us. This will be one of the most fascinating and important years in our history. I hope you feel as excited about being a part of it as I am.

Warm regards,

Art Torno

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND

SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.